Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR	Media contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

October 30th, 2022

Fresenius Medical Care AG & Co. KGaA extends net income target range for financial year 2022

Since Fresenius Medical Care continues to operate in a challenging environment, the impacts of the Company’s focused efforts to improve North American Health Care Services operations are delayed against previous assumptions. Therefore, Fresenius Medical Care now assumes lower contributions in the financial year 2022.

Consequently, Fresenius Medical Care now expects net income (attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) for the financial year 2022 to decline in the high teens to mid-twenties percentage range. The Company continues to anticipate revenue to grow at a low-single digit percentage range in the financial year 2022. These targets are in constant currency and exclude special items.

Contact:
Dr. Dominik Heger
EVP | Head of Investor Relations, Strategic Development & Communications

dominik.heger@fmc-ag.com
P. +49 6172 609 2601